

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

27th September 2004



04045398

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
- Shares Purchased by Jardine Matheson Holdings Limited

We enclose for your information a notification dated 27th September 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
OCT 0 8 2004
THOMSON
FINANCIAL

Encl

Regulatory Announcement

<u>Go to market news section</u>

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Shares Purchase
Released	12:16 27-Sep-04
Number	3663D

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARES PURCHASED BY JARDINE MATHESON HOLDINGS LIMITED ("JMH")

Please be advised of the following acquisition of JSH shares in the market by JMH Investments Limited, a wholly-owned subsidiary of JMH. JMH is a subsidiary of JSH.

Date of purchase:	27th September 2004
Total number of shares purchased:	252,500 shares
Highest price paid per share:	US$6.50
Lowest price paid per share:	US$6.45

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority which is applicable to JSH.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

27th September 2004

www.jardines.com

END

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